

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2017

Via E-mail
Douglas C. Holsted
Chief Financial Officer
Royal Energy Resources, Inc.
56 Broad Street, Suite 2
Charleston, SC 29401

> **Re: Royal Energy Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 3, 2017**
> **File No. 000-52547**

Dear Mr. Holsted:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53
Pro forma year ended December 31, 2016 Compared to pro forma year ended December 31, 2015, page 55

1.   You present the results of operations on a pro forma basis, as if Rhino Resource Partners LP (the Partnership) had been acquired at the beginning of each year, for purposes of your MD&A discussion. A discussion of pro forma results of operations should be in addition to a discussion of the of the audited financial statement periods, and this supplemental discussion based on Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. In addition, any discussion of pro

forma results of operations should be based on Article 11 pro forma financial information, which should be prepared and presented in a format consistent with Article 11. Please tell us, and revise to disclose i) why you believe the discussion of the results of operations based upon pro forma presentation is meaningful; ii) any potential risks associated with using such a presentation; and iii) how the pro forma presentation was derived by providing the complete pro forma financial information as required by Article 11 of Regulation S-X. This comment also applies to your results of operations discussion in your Forms 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017.

2.   Please revise your disclose to provide results of operations discussion for the year ended August 31, 2015 compared to the year ended August 31, 2014 as required by Item 303(a)(3) of Regulation S-K.

Reconciliation of Adjusted EBITDA to Net Income by Segment, page 63

3.   The balances presented here for each segment do not appear to be consistent with the corresponding balances presented in the segment footnote on page F-40. In addition, the total net (loss) income from continuing operations for the year ended December 31, 2016 presented here does not appear to be consistent with the consolidated net loss from continuing operations as disclosed in the consolidated statements of operations and comprehensive income on page F-5. Please clarify or revise.

Liquidity and Capital Resources
Cash Flows, page 65

4.   Your discussion of material changes in cash flows between year 2016 and year 2015 does not appear to be consistent with the amounts presented in your consolidated statements of cash flows on page F-8. Please revise your disclosure to address material factors that contribute to the changes in your cash flows between all accounting periods presented in your filing.

Item 9A. Controls and Procedures
(c) Attestation Report of the Registered Public Accounting Firm, page 73

5.   You indicate on the cover page of the Form 10-K that you are an accelerated filer. Please amend the Form 10-K to provide an attestation report from your independent accountant on your internal control over financial reporting as required by Item 308(b) of Regulation S-K or tell us why such report is not required.

Report of Independent Registered Public Accounting Firm, page F-1

6.   In the first paragraph of the auditor's report, Brown, Edwards and Company LLP references to other auditors' reports on your financial statements for the fiscal years ended August 31, 2015 and 2014 dated March 25, 2016 and November 27, 2015. These

report dates are not consistent with the auditor's report dates of November 24, 2015 and December 8, 2014 as disclosed on pages F-2 and F-3. Please advise your auditor to revise their audit report as appropriate.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2016, August 31, 2015 and 2014 and the Four Months Ended December 31, 2015
1. Organization and Basis of Presentation
Discontinued Operations, page F-12

7.   It appears you have presented discontinued operations in your income statement on page F-6. Based on your disclosure here it appears to relate to the sale of Elk Horn in August 2016. Please expand your disclosure to provide the information required by ASC 205-20-50-1 and 50-2.

5. Property, Plant and Equipment, pages F-22

8.   Your property, plant and equipment consists of coal properties, oil and natural gas properties, mine development costs, and other equipment. Please expand your disclosure to provide balances of major classes of depreciable assets, by nature of function, at each of the balance sheet date. Please refer to ASC 360-10-50-1 for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining